

Company Name	Mealthy

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Deal Highlights

- Offering quality small kitchen appliances at great prices with technology to support customers in preparing simple, delicious, home-cooked meals
- Well-positioned in growing $155 billion small kitchen appliance market
- $6.3 million revenue in 2018, Mealthy's first year of sales
- Mealthy MultiPot is the #2 selling multi-functional pressure cooker brand on Amazon
- Launching several new products in 2019, including game-changing Mealthy CrispLid that transforms any pressure cooker into an air fryer
- Mobile apps enable users to plan meals, create grocery lists, see nutritional information, and order ingredients with 1-click through Instacart and Amazon Fresh

- Significant 2019 expansion into international markets, including Mexico, United Kingdom, Europe, India, South America, and South Africa

- Recipient of two Interactive Marketing Awards (March 2019): Best SEO Campaign and Best Low-Budget SEO Campaign

- Experienced management team includes the founder of Radha Beauty, former Midea executive, AllRecipes.com, and Instant Pot

Mealthy: We make home cooking easy

Mealthy is **disrupting the kitchen space**, not only by designing high-quality kitchen products at great prices, but by providing technology to continually support our customers to **prepare simple**, **delicious**, **home-cooked meals**.



Mealthy makes home cooking easy by providing the tools to plan, shop, prepare, and cook delicious home-cooked meals with Mealthy appliances, apps, and strategic integrations. These tools encourage and provide **meaningful change in the lives of our customers**, enabling them to **eat and live better** and **find balance and increased efficiency** in today's busy lives.

Your investment in Mealthy will be used for **new product inventory, product development,** and **building brand awareness** through influencer partnerships, advertising, and SEO.

The problem

Consumers today eat out more than ever because it's convenient and fast.

This speed and convenience comes at a price, however: **it is expensive and can be unhealthy.** Home-cooked meals take time in an already busy lifestyle.



Mealthy is changing this by producing quality appliances to **make cooking convenient, affordable, and fun**, while providing delicious, home-cooked recipe options for all diets.

The solution

Be more than a product

Mealthy is the one-stop shop for all of your home-cooking needs. We provide the small appliances, like the Mealthy MultiPot electric pressure cooker, that **save consumers time** and enable them to **easily prepare healthy, home-cooked meals**.

We don't just provide high-quality kitchen products at competitive prices, however. We also offer an **ever-expanding library** of Mealthy-owned recipes, **personal recipe notes**, **meal planning, nutritional information, grocery lists,** and **1-click ingredient delivery** (via InstaCart and Amazon Fresh). This is at our customers' fingertips when they purchase a Mealthy product.



Our vision

"What should I cook?" is the eternal question consumers face on a daily basis. Mealthy doesn't just answer this question; we provide the complete solution.



We focus on making innovative, quality appliances, and then pair them with our digital offerings (apps, website) to enable customers to discover recipes (complete with nutritional information, personal notes, tips, tricks, and how-to videos), plan meals, make grocery lists, and order groceries through integrations with Instacart and Amazon Fresh.



When dinner is done, Mealthy is still with customers, interacting with them on social media and providing community for users to engage and share.

Market trends

The household appliance market is on track to be a $155 billion industry by 2022.

With more people cooking at home, the household appliance market is growing, and is expected to see a nearly 7% increase in 2019 alone. Savvy consumers are looking for the best products at the best prices to provide maximum value and convenience. By providing quality products at competitive prices, and providing consumers with a complete solution, Mealthy is well-positioned to take advantage of this rapidly growing space.

Home cooking is on the rise

73% of Americans cook four or more nights per week. This is an increasing trend in younger households, as more and more millennials prefer to cook at home. Why? To eat healthy, waste less food, and save money.



What’s more, over half of Americans shared that they would prepare dinner at home more often if they had new meal ideas. They need the tools, recipes, and ideas to confidently join the home cooking movement.


HOME COOKING
ON THE RISE
Mealthy is well-positioned to take advantage of rapidly growing trend in home cooking.
US household appliance market continues to grow, driven by increasing interest in healthier lifestyles and home cooking.

What makes Mealthy unique?

Quality products

Mealthy offers products that feature **contemporary design**, the most **sought-after features**, and **all necessary accessories** -- all at excellent prices to provide outstanding value. We are there following each purchase to continue the customer journey with recipes, meal planning, nutritional information, grocery lists, and 1-click ingredient delivery (via InstaCart and Amazon Fresh), all to create lifetime Mealthy customers. Our products complement each other, making one-pot cooking a reality and reducing mess and excessive cleanup.



Mealthy products are consistently the top-rated products in their respective categories. In less than one year after its 2018 release, the Mealthy MultiPot hit the **#2 selling** spot in the electric pressure cooker category on Amazon with a **4.7-star rating (1100+ reviews)**.

Understanding the customer journey

Mealthy is with our customers **every step of the way.** When customers purchase a Mealthy appliance, like our **best-selling multi-functional electric pressure cooker**, the Mealthy MultiPot, they can use Mealthy's app or website to find healthy and delicious recipes with ingredients typically available at home. They can select recipes, create grocery lists, and place grocery orders from one of Mealthy's partners (Instacart or Amazon Fresh), all with a click of a button. **It doesn't get any easier than that!**



Our customers don't have to start out with a product purchase. Our top-rated Mealthy App and highly-ranked (on Google) website, as free, standalone assets, invite potential customers to purchase Mealthy products by providing recipes, articles, videos, and all the grocery list and shopping functionality they need to get dinner on the table.



Innovation

By **understanding the customer journey** and staying **in-touch with customer needs** and **recognizing the daily predicament** of preparing, cooking, and cleaning up after meals, Mealthy is able to **innovate** the kitchen space with **next-level** with products.

Next-level innovation

Mealthy CrispLid

Mealthy is innovating the appliance space with the **Mealthy CrispLid**, designed to **convert any electric pressure cooker** (6 or 8 quart) into an **air fryer** or **broiler** with Mealthy's **patented Instant-Crisp technology**.



We saw the opportunity to make it easier to **broil or air fry directly in your pressure cooker**, creating **less mess and clean-up.** The result? A lid, **compatible with** <u>all</u> **6- and 8-quart electric pressure cookers** on the market today, to broil and air fry directly in your pressure cooker.



The CrispLid is scheduled to launch Spring 2019 for MSRP of $49.95.

Top-rated products

Mealthy MultiPot & Mealthy HandBlend

Mealthy MultiPot is currently the **#2 selling multi-functional electric pressure cooker** on Amazon with a 4.7-star rating from 1,200+ reviews. Our HandBlend, launched in late 2018, has a 4.7-star rating as well.



Mealthy.com and Mealthy Apps

Mealthy **builds on the customer experience** by creating digital platforms (app and website) to support users in answering that dreaded question "What should I cook?" with recipes, videos, articles, and more to provide inspiration and step-by-step help. No inspiration or time to make dinner? No problem -- search on mealthy.com or the Mealthy app for recipes by preparation method, cuisine style, specific diet, or even by the amount of time to prepare the entire meal.

Ready in 30 Minutes Recipes

Don't have hours to get dinner on the table? No problem, we've got you covered with recipes ready in 30 minutes or less!

★★★★★ 20

Pressure Cooker Creamy Cauliflower Mash with Paprika Garlic Shrimp and Sauteed Spinach

This creamy cauliflower mash and juicy shrimp are the perfect pair. The white dish is great for a fancy diet, and it does not lack any flavor! This one-pot meal...

★★★★★ 18

Pressure Cooker Mini Porcupine Meatball

These classic little meatballs look like porcupines because the rice cooks into the ball, making them look like quills. They are great meal to make for the kids...

★★★★★ 12

Pressure Cooker Beet and Ginger Soup

The beet and ginger soup is earthy, like a beautiful spice from the fresh ginger, and gets a lovely dose of creaminess from coconut milk. It is simple and crisp...

★★★★★ 46

Pressure Cooker Salmon Cilantro and Cauliflower Rice Soup

The flavors of cilantro and ginger combined with salmon adds a fresh healthy Asian meal to this dish. The cauliflower rice works well, as it soaks up the flavor...

★★★★★ 15

Blueberry Spirulina Smoothie Bowl

Smoothie bowls are so refreshing and delicious for a healthy breakfast idea. They are a great way to get added nutrients and also hydrate. The spirulina adds so...

★★★★★ 21

Pressure Cooker Ginger Chicken Stir Fry

There is nothing better than an easy meal after a long day, and a stir fry always hits the spot. This chicken stir fry has a healthy twist from the ginger. The s...

★★★★★ 46

Pressure Cooker Lentil Gumbo

The traditional Cajun flavors come together in this easy dish without having to spend a lot of time, thanks to the pressure cooker! This dish takes on a vege...

★★★★★ 46

Pressure Cooker One-Pot Orange Chicken and Cauliflower Rice

The flavors of Asian takeout come together in this dish, and the ingredients take on a healthy twist. This dish is WhoIe30 approved, and leaves you feeling nou...

Our customers love the ease and inspiration they find on our site, and it shows. Mealthy.com receives **100,000+ visitors per month** driven by **100% organic traffic**.



The Mealthy App is available on **iOS and Android** and receives 500 downloads per day. It is the **highest-rated mobile app** in the appliance kitchen category with a **4.8-star rating** from **2,000+ reviews.**

Social Media

Mealthy customers **aren't just product users.** They are **active members of our growing community,** sharing recipes, ideas, and providing feedback to enhance our products. Our **highly-engaged social media** users share their recipes, tips, tricks, and successes with each other on a daily basis (Facebook 336,000+ followers, Pinterest 398,000+ monthly views, and Instagram 28,000+ active users).


"I just want to thank the Mealthy
Community! Before I would have never
wanted to learn how to cook myself and
always would prefer just to go out and buy
fast food. Seeing all the delicious recipes
and on this group make me want to try
them myself and change my eating habits
to making my own food instead of buying."
- Edwin Flores



Product line

Our flagship product, the Mealthy MultiPot, launched in 2018.



- 6 Quart launched in early 2018 for $99.95 (comparable models range from $120 -$130). 8 Quart launched in 2019 for $129.95 (comparable models range from $140-$160)

- Replaces nine commonly used kitchen appliances

- Built with 14 smart presets, your favorite dishes are as easy as pressing a button

- LCD panel with progress indicator takes guesswork out of cooking

- Stainless steel cooking pot and steam basket enables you to prepare 2 dishes at once (pot-in-pot cooking)



Mealthy HandBlend Immersion Blender



- Launched in late 2018 for $39.95.

- A quick, easy, and handy way to purée, blend, chop, whisk, and more! The immersion blender is stainless steel.

- Powerful blending with a top rotary knob to adjust speed settings.

- Give blending a boost with turbo mode to get smoothies, sauces, and soups to the perfect consistency every time.


ShandraC
AMAZING TOOL FOR EVERY KITCHEN!!!!!!
November 15, 2018
Verified Purchase
This tool is AMAZING!!!!! We had an immersion blender before that we thought worked "well", but there is NO comparison to this one!!! The whisk attachment is amazing for eggs, whipped cream and anything you need to mix and the immersion blender makes the creamiest, most wonderful soups ever! I would highly recommend this to everyone!!! It's an incredible tool to add to any kitchen and at this price, you can't afford not to buy one!
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It really is great to see a company that is dedicated to having a high quality product like Mealthy while also having great customer support and letting their customers know they really care about their feedback. I have recommended Mealthy to everyone I've heard asking about electric pressure cookers! Now that I've picked up an immersion blender during the last sale I can start recommending that too!
I love my mealthy pot!
We are looking forward to the Mealthy Air Fryer. A friend gave us a Power XL one to try out. It did ok, the chicken nuggets and potatoes were good. It was not easy to use, inserting the cooking pan is awkward and I can see where the plastic guides will wear out. I am sure Mealthy won't have the same issues.
Omg so excited for the air fryer!! LOVE Mealthy and their products are nothing but amazing! I recommend them to everyone !

Mealthy 2019 roadmap

New product launches

With the success of the Mealthy MultiPot and HandBlend achieving the top-selling list in their respective Amazon categories, we have the momentum to expand our product offering.

- Launch Mealthy CrispLid, Mealthy Blender, Mealthy Air Fryer, and Mealthy Glass Kettle
- Enter cookware category by launching Mealthy Nonstick Frying Pan and Mealthy Stainless Steel Frying Pan
- Continue to build on app and site to enhance user experiences, meal planning, grocery lists, and third-party grocery delivery (Instacart and Amazon Fresh)
- Work with national and international offline retailers to grow distribution
- Continue product innovation

Mealthy CrispLid, MSRP $49.95



- Scheduled launch Q2 2019

- Designed to work with all multi-functional pressure cookers to transform pressure cooker into an air fryer or to crisp/broil food at the end of the pressure cook cycle

- Currently no comparable product on the market

Mealthy 2-in-1 Blender, anticipated MSRP $129.95



- Scheduled launch Q3 2019

- Designed with glass pitcher, 100% BPA-free shatter-proof plastic pitcher, and a 100% BPA-free personal blender cup

- 1,400 watts, 24,000 rpm. Personal smoothie cup enables on-the-go convenience

- Comparable products retail between $250.00 - $500.00

Mealthy Air Fryer, anticipated MSRP $99.00



- Scheduled launch Q3 2019

- Designed with a window to enable you to see the progress of the food, no need to constantly open and close

- Large basket to prepare more food at one time

- Comparable products retail for $119.00

Mealthy Electric Glass Tea Kettle, anticipated MSRP $29.95



- Scheduled launch Q3 2019
- Glass kettle with comfort handle and built-in strainer
- Comparable products retail between $34.00 - $39.00

Mealthy Nonstick Frying Pan, anticipated MSRP $69.95



- Scheduled launch Q3 2019
- 10-inch proprietary scratch-resistant nonstick surface
- Ergonomic handle
- For use with electric, ceramic, induction, and gas burners; dishwasher and oven safe

Mealthy Stainless Steel Frying Pan, anticipated MSRP $59.95



- Scheduled launch Q3 2019
- 5-ply stainless steel 10-inch frying pan with aluminum core for even heating
- Ergonomic handle
- For use with electric, ceramic, induction, and gas burners; dishwasher and oven safe

Current sales channels

Mealthy is continuing to grow sales on Amazon while working on diversifying distribution channels. We are in talks with **big box retailers** to release in store **late 2019/early 2020**.

Our rapidly-expanding international operations including sales on **Amazon Mexico, Amazon UK, Amazon Europe, Amazon India**. We are currently in production for international distributors in Asia, South America, and South Africa.



Our traction speaks for itself

3x growth since December 2018

Mealthy is available across iOS, iPad, and Android devices and currently has over 74,000 users.



Web traffic to Mealthy has **grown to over 94,000** (March 2019) unique visitors since December 2018, with 100% of traffic from organic users.



Financial profile

Proven sales record

Our business model is simple. We offer **quality products at competitive prices**, invite customers to access the Mealthy App and website and join our growing community of home cooks. This model has provided and continues to provide success in acquiring and retaining loyal and engaged customers.


FINANCIAL PROFILE
2018
Mealthy launched the Mealthy MultiPot 6 qt in Q1. Mealthy launched the HandBlend in Q3.
2019
Mealthy launched 8 quart MultiPot in Q1. CrispLid, Air Fryer, Blender, and Glass Kettle launching in 2019.

We have already launched two successful products since 2018: the Mealthy MultiPot 6 Quart and the Mealthy HandBlend. These two products brought in **over $6.3 million** in revenue in our first year of sales.

Join the Mealthy Movement

Join Mealthy as we continue to innovate and disrupt how consumers use kitchen appliances. Together we can take Mealthy to the next level and realize continued growth.

Management Team


Bernardo de la Vega
Founder and CEO
- Serial entrepreneur
- Founded Radha Beauty, an online digital beauty products retailer, in 2014; $36 million in 2017 revenue (sold Nov 2018)
- Worked at Ernst & Young in financial services consulting
- BA, University of North Carolina Kenan-Flagler Business School



Henkey He
Chief Product Engineer (China)

- 12 years experience in home appliance industry

- Worked at Midea (largest appliance manufacturing company in China) in R & D, Engineering, PM, Sales, and Marketing

- BA, Guangdong University of Technology

- MBA student of Carlson School of Management, University of Minnesota (2019)



Jennifer Mosinski
Head of Product and Content

- Decades experience in technical and culinary industries, expert in assessing and documenting customer needs and processes

- Combined technical background with culinary arts experience to develop intuitive and easy-to-use kitchen appliances

- BA, Brigham Young University; culinary degree, San Diego Culinary Institute



Anna Di Meglio
Head of Marketing

- Strategic marketing and sales professional with over 15 years experience in consumer packaged goods

- Oversaw strategic marketing for major brands, including Instant Pot, Auclair, Seger, Ballantine, Beefeater, Courvoisier, Sauza, and Neutrogena

- B.Com., Concordia University; Management Certificate, Michigan State University



Peter Han
Head of Finance & Operations
- Twenty years startup management, banking and consulting experience
- Co-Founder and COO or Datamyne, an import-export market data company
- CFO, StillPoint Technologies
- Strategy Executive at Gloo
- AB, Brown University; MBA, The Wharton School

Team Experience



Press







Team

	Bernardo de la Vega	Founder
	Anna Di Meglio	Head of Marketing
	Henkey He	Chief Product Engineer
	Jennifer Mosinski	Head of Product and Content
	Peter Han	Head of Finance and Operations

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